Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 23, 2017, Summit Therapeutics plc (the ‘Group’) acquired 100% of the share capital of Discuva Limited (‘Discuva’), a privately held UK-based company, and as a result Discuva became a wholly-owned subsidiary of the Group. As part of the acquisition, the Group obtained a bacterial genetics-based platform that facilitates the discovery and development of new mechanism antibiotics.

Under the terms of the acquisition, the consideration to Discuva shareholders was comprised of £6.1 million in cash (being £5.0 million plus the value of net cash acquired by the Group as part of the acquisition) and £5.0 million in new ordinary shares of the Group of one penny nominal value issued to Discuva shareholders at a price of 170.4 pence per share, representing 2,934,272 ordinary shares. See Note 5 ‘Purchase Price Allocation’ for further details.

The following Unaudited Pro Forma Condensed Combined Financial Information is presented to illustrate the effects of the acquisition of Discuva by the Group, which closed on December 23, 2017. The Group and Discuva have differing financial year ends, being January 31 and March 31, respectively. The following Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income has been prepared by combining the Group’s Consolidated Financial Statements for the year ended January 31, 2018, as filed with the Securities and Exchange Commission (“SEC”) in its most recent annual report on Form 20-F, and Discuva’s historical financial information for the period from February 1, 2017 to December 23, 2017, being the date of the Group’s acquisition of Discuva, giving effect to the acquisition of Discuva as if it had occurred on February 1, 2017, the first day of the financial year ended January 31, 2018.

The assumptions and estimates underlying the adjustments to the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income are described in the accompanying notes, which should be read together with the Unaudited Pro Forma Condensed Combined Financial Information. The Unaudited Pro Forma Condensed Combined Financial Information should be read together with the Group’s historical financial statements, which are included in the Group’s most recent annual report on Form 20-F and Discuva’s historical information included herein.

The number of shares presented in the accompanying notes are actual figures. In addition, the amounts per share presented in the accompanying Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income are in pence. The figures reported in the accompanying Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income have been presented in thousands of Pound Sterling and the associated referenced footnotes have been presented in Pound Sterling, unless otherwise stated.

A Pro Forma Combined Statement of Financial Position has not been prepared, as the Group presented the post-acquisition Consolidated Statement of Financial Position within the Group’s most recent annual report on Form 20-F.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with Article 11 of Regulation S-X, on the basis of the best available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

The Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income is presented for illustrative purposes only and does not necessarily reflect the combined results of operations that actually would have resulted had the acquisition occurred as of February 1, 2017, nor are they meant to be indicative of the combined results of operations for any future date, or period, that the Group will experience after the acquisition. Also, the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income does not reflect the cost of any integration activities, nor benefits from the acquisition including any expected cost savings or operating synergies, that may be derived in future periods subsequent to the acquisition.

Pro Forma adjustments reflected in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income are based on items that are factually supportable, directly attributable to the acquisition and expected to have a continuing impact on the combined results. The Pro Forma adjustments and related assumptions have been described in the notes accompanying the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income. In addition, the accompanying Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income does not include the impact of any non-recurring activity and one-time acquisition related, or integration-related costs. There were no transactions between Discuva and the Group during the Pro Forma period prior to December 23, 2017.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income

For the year ended January 31, 2018

(In thousands, except per share amounts)	Group year ended January 31, 2018 £000		Discuva period ended December 23, 2017 £000	Pro Forma Adjustments £000	Notes	Pro Forma Combined £000
Revenue	25,419		2,658	—		28,077
Other operating income	2,725		475	—		3,200
Operating expenses
Research and development	(28,970)		(2,142)	(713)	3 (ii)(v)	(31,825)
General and administration	(11,999)		(696)	474	3 (i)(ii) (iii)(iv)	(12,221)

Total operating expenses	(40,969)		(2,838)	(239)		(44,046)

Operating (loss) / profit	(12,825)		295	(239)		(12,769)
Finance income	3,096		11	—		3,107
Finance cost	(1,164)		(112)	(191)	3 (vi)	(1,467)

(Loss) / profit before income tax	(10,893)		194	(430)		(11,129)
Income tax	3,762		(29)	—		3,733

(Loss) / profit for the year	(7,131)		165	(430)		(7,396)
Other comprehensive (loss) / income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(13)		—	—		(13)
Revaluation	—		335	(335)	3 (vii)	—

Total comprehensive (loss) / income	(7,144)		500	(765)		(7,409)

Basic and diluted loss per Ordinary Share from operations	(11	)p		— p	4	(11	)p

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income

1. Basis of Preparation

The Unaudited Pro Forma Condensed Combined Financial Information is presented to illustrate the effects of the acquisition of Discuva by the Group, which closed on December 23, 2017. The Group and Discuva have different financial year ends. The Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income has been prepared by combining the Group’s Consolidated Financial Statements for the year ended January 31, 2018, as filed with the SEC in its most recent annual report on Form 20-F, and Discuva’s historical financial information as adjusted for the period from February 1, 2017 to December 23, 2017, the closing date of the Group’s acquisition of Discuva, giving effect to the acquisition of Discuva as if it had occurred on February 1, 2017, the first day of the financial year ended January 31, 2018.

The historical financial information has been adjusted in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income to give effect to pro forma events that are: (i) directly attributable to the acquisition; (ii) factually supportable; and (iii) expected to have a continuing impact on the combined results following the acquisition. Any non-recurring items directly attributable to the acquisition have been eliminated from the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income. In contrast, any non-recurring items that were already included in the historical financials that do not directly relate to the acquisition have not been eliminated.

The preparation of Discuva’s financial information is in accordance with International Financial Reporting Standards and IFRS Interpretations Committee interpretations (‘IFRS’) as issued by the IASB, hence there are no accounting principle pro forma adjustments to conform Discuva’s financial statements to the Group’s financial statements. The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been applied consistently throughout the year unless otherwise stated.

The Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income is presented for illustrative purposes only and does not necessarily reflect the combined results of operations that actually would have resulted had the acquisition occurred as of February 1, 2017, nor are they meant to be indicative of the combined results of operations for any future date, or period, that the Group will experience after the acquisition. Also, the accompanying Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income does not reflect the cost of any integration activities, nor benefits from the acquisition including any expected cost savings or operating synergies, that may be derived in future periods subsequent to the acquisition.

2. Reconciliation of the Discuva Statement of Comprehensive Income for the period February 1, 2017 through December 23, 2017

(In thousands, except per share amounts)	Two months ended March 31, 2017 £000	Eight months and 23 days ended December 23, 2017 £000	Discuva period ended December 23, 2017 £000
Revenue	542	2,116	2,658
Other operating income	50	425	475
Operating expenses
Research and development	(492)	(1,650)	(2,142)
General and administration	(126)	(570)	(696)

Total operating expenses	(618)	(2,220)	(2,838)

Operating (loss) / profit	(26)	321	295
Finance income	3	8	11
Finance cost	(28)	(84)	(112)

(Loss) / profit before income tax	(51)	245	194
Income tax	—	(29)	(29)

(Loss) / profit for the year	(51)	216	165
Other comprehensive (loss) / income	—	335	335
Total comprehensive (loss) / income	(51)	551	500

3. Pro Forma Adjustments for the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income

The pro forma adjustments are based on the Group’s preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income:

(i)	The Group and Discuva recorded professional fees associated with the acquisition of £397,000 and £146,000 respectively, during the year ended January 31, 2018. Such costs are considered to be directly attributable to the acquisition. As a result, for purposes of the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income for the year ended January 31, 2018, pro forma adjustments reflect the elimination of £543,000 from general and administration expenses recorded within the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income.

(ii)	As part of the acquisition, an employment settlement agreement for loss of office and a consultancy termination bonus were negotiated relating to two of the Directors of Discuva totaling £76,000. These costs are directly attributable to the acquisition and are not subject to services being performed in the post-acquisition period, therefore a pro forma adjustment reflecting the elimination of £50,000 from general and administration expenses and £26,000 from research and development expenses within Discuva’s historical financial statements has been made.

(iii)	During the period ended December 23, 2017, Discuva issued a Z ordinary share of 0.1 pence nominal value to Merrifield Centre Limited (‘Merrifield’) (a related party during the period by common directorship). Discuva then entered into a transaction to transfer ownership of a building to Merrifield prior to the acquisition. The transfer was made to Merrifield by declaring a special dividend in the form of a distribution in specie of the property at book and fair value to the Z shareholders of Discuva. The book value of the property and the fair value of the distribution was £2,813,000. Discuva recorded £68,000 of depreciation expense in relation to the building during the period ended December 23, 2017. As a result of the disposal of the property as part of the acquisition, this is a non-recurring cost and therefore a pro forma adjustment reflecting the elimination of £68,000 from general and administration expenses within Discuva’s historical financial statements has been made.

3. Pro Forma Adjustments for the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income (continued)

(iv)	As a result of the disposal of the property as part of the acquisition, Discuva entered into a lease and will incur rental costs for its office premises from December 22, 2017 until December 21, 2021 of £204,000 per annum. As such, for purposes of the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income for the year ended January 31, 2018, a pro forma adjustment of £187,000 for rental expense has been recorded in general and administration expenses within the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income.

(v)	As part of the business combination accounting for the acquisition, the Group recognized £10,670,000 of identified intangible assets acquired related to the bacterial genetics-based platform. Based on the expected patent life of the technology platform, a pro forma adjustment of £739,000 to record an amortization expense relating to the technology platform acquired has been made to research and development expenses within the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income.

The fair value and estimated useful life of identifiable intangible assets are estimated as follows:

(In thousands, except estimated useful life)	Fair value £000	Estimated useful life Years	Annual amortization £000
Intangible assets—bacterial genetics-based platform	10,670	14.44	739

(vi)	As part of the business combination accounting for the acquisition, the Group assumed £1,466,000 of contingent liabilities, as certain employees, former employees and former Directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the platform. The timing of the potential payments is uncertain. The fair value of the assumed contingent liability was estimated as the risk adjusted net present value of the expected value of the payments. As such, for purposes of the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income for the year ended January 31, 2018, a pro forma adjustment of £191,000 related to the unwinding of the discount factor has been recorded as an adjustment to finance cost within the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income.

(vii)	During the period ended December 23, 2017 Discuva undertook a fair value assessment of a building and recognized a revaluation of £335,000 based on a valuation prepared for management. This increase in the carrying amount arising on revaluation of this building was credited to other comprehensive income and shown as a revaluation reserve in equity. As a result of the disposal of the property as part of the acquisition, this is a non-recurring accounting entry and therefore a pro forma adjustment of £335,000 related to the revaluation has been recorded to eliminate this transaction from other comprehensive income within the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income.

The Group and Discuva both have a history of losses and each have an unrecognized deferred tax asset on losses. Therefore, pro forma adjustments within the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income do not have an income tax consequence.

4. Loss per share

The following table provides a reconciliation of the Group’s combined pro forma loss per share, as well as the pro forma weighted average number of shares outstanding, for its basic and diluted loss per share computations. Pursuant to the acquisition, the Group issued 2,934,272 ordinary shares as part of the purchase price consideration in exchange for 100% of the share capital of Discuva. For purposes of the pro forma loss per share, it is assumed all of these issued shares were in issue between February 1, 2017 and December 23, 2017.

As it relates to the historical loss per share information, diluted loss per ordinary share is identical to the basic loss per ordinary share as the exercise of the share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive. For purposes of the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income, the effects of share options and warrants are also assumed to not be dilutive and therefore the pro forma diluted loss per ordinary share is the same as the pro forma basic loss per ordinary share.

(In thousands, except per share amounts)	Year ended January 31, 2018 £000
Loss for the year/period
Summit Therapuetics plc	(7,131)
Discuva Limited	165
Pro forma adjustments	(430)

Combined pro forma loss for the year	(7,396)

Weighted average number of shares
Summit Therapuetics plc (as reported)	65,434
Impact of 326 days of 2,934,272 Ordinary Shares issued December 23, 2017 included in the weighted average number of shares in Summit Therapeutics plc	2,621

Combined pro forma weighted average number of shares	68,055

Combined pro forma basic and diluted loss per Ordinary Share from operations	(11	)p

5. Purchase Price Allocation

The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Under this method, the identified assets acquired and assumed liabilities assumed have been recorded based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed has been recognized as goodwill by the Group. Significant judgment is required in determining the estimated fair values of acquired intangible assets, such as developed technology, and certain other identifiable assets and liabilities. In determining the fair value of such assets and liabilities a number of assumptions need to be made by management which include significant estimates.

The Group has performed a preliminary valuation analysis of the fair market value of Discuva’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date of December 23, 2017:

£000
Consideration
Cash	6,091
2,934,272 new Summit Therapeutics plc Ordinary Shares issued	5,000

Total consideration	11,091

	Book value £000	Fair value adjustment £000	Fair value £000
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1,316	—	1,316
Property, plant and equipment	329	—	329
Intangible assets—option over non-financial assets	668	—	668
Intangible assets—bacterial genetics-based platform	—	10,670	10,670
Trade and other receivables	1,129	—	1,129
Trade and other creditors	(1,555)	—	(1,555)
Assumed contingent liabilities	—	(1,466)	(1,466)
Deferred tax liabilities	—	(1,814)	(1,814)

Book and fair value of identifiable net assets	1,887	7,390	9,277
Goodwill	—	1,814	1,814

Total consideration	1,887	9,204	11,091

As the fair value of the intangible assets acquired exceeds the tax bases of such assets, the Group recorded a deferred tax liability and corresponding adjustment to goodwill of £1,814,000.

This purchase price allocation has been used to prepare the Unaudited Pro Forma Condensed Combined Financial Information. If new information obtained within one year from the acquisition date about facts and circumstances that existed as of the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised as required by IFRS 3 Business Combinations.